Exhibit 99.53

Form 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

State if the report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

Not applicable.

Item 1 - Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to common shares (“Common Shares”) of i-80 Gold Corp. (the “Issuer”).

The Issuer’s address is:

666 Burrard Street, Suite 2500

Park Place

Vancouver, British Columbia

V6C 2X8

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

Item 2 - Identity of the Acquiror

2.1	State the name and address of the acquiror.

Orion Mine Finance Management II Limited (“Orion Mine Finance II”)

Cumberland House

7th Floor, 1 Victoria Street

Hamilton HM11

Bermuda

and

Orion Mine Finance Management III LLC (“Orion Mine Finance III” and collectively with Orion Mine Finance II, “Orion”)

251 Little Falls Drive

Wilmington, Delaware, USA

Orion Mine Finance II is an exempted company incorporated under the laws of Bermuda and Orion Mine Finance III is a limited liability company incorporated under the laws of

Delaware. The principal business of each of Orion Mine Finance II and Orion Mine Finance III is investing in mining companies.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On October 14, 2021, Orion Mine Finance Fund III LP (the “Investor”), a limited partnership managed by Orion, entered into a subscription agreement with the Issuer (the “Subscription Agreement”) pursuant to which the Investor purchased 7,500,000 Common Shares (the “Purchased Shares”) for aggregate gross proceeds of C$19,650,000 or approximately C$2.62 per Common Share (the “Private Placement”). The Private Placement was made in connection with other proposed financing arrangements between Orion and the Issuer. Orion and the Issuer previously entered into a previously announced non-binding term sheet with respect to a financing package to provide acquisition financing to the Issuer in connection with the Issuer’s acquisition of the Ruby Hill Mine in Nevada (the “Financing Transactions”). The Financing Transactions are contemplated to include a mix of equity and convertible securities, warrants as well as secured instruments, and has a target size of US$140 million with an additional US$100 million potentially available via an accordion feature. Closing of the Financing Transactions is subject to the completion of due diligence by Orion, and the negotiation and execution of mutually satisfactory definitive documentation. Further information in respect of the Financing Transactions is contained in the Issuer’s press releases dated September 7, 2021 and October 8, 2021, copies of which can be found under the SEDAR profile of the Issuer at www.sedar.com.

The Private Placement was completed in connection with a larger non-brokered private placement of the Issuer pursuant to which the Issuer sold an aggregate of 39,041,515 Common Shares at a price of C$2.62 per Common Share (collectively with the Private Placement, the “Transaction”). Further information in respect of the Transaction is contained in the Issuer’s press release dated October 14, 2021, a copy of which can be found under the SEDAR profile of the Issuer at www.sedar.com. In addition to the 7,500,000 Common Shares acquired by the Investor pursuant to the Subscription Agreement, Orion has agreed that the transfer fee payable on the disposition by the Issuer of its interest in the South Arturo properties (the “Transfer Fee”) under the offtake agreement between, among others, the Issuer and an affiliate of Orion, may be satisfied by the issuance of an additional 839,799 Common Shares at the price of C$2.62 per Common Share (the “Additional Common Shares”) provided that closing of the Financing Transactions occurs on or prior to December 14, 2021.

Pursuant to the terms of a letter agreement entered into between Orion and the Issuer concurrent with execution of the Subscription Agreement, and subject to the requirements of the Toronto Stock Exchange (the “TSX”), in the event that the Financing Transactions are not completed by December 14, 2021, Orion will receive, by way of standby-fee, warrants to purchase 2,750,000 Common Shares (the “New Warrants”) at a purchase price per Common Share equal to the greater of (i) C$3.275 and (ii) the lowest price permitted by the requirements of the TSX, that will be exercisable for a period of three years from the date that the New Warrants are issued.

2.3	State the names of any joint actors.

Orion and the Holders (as defined below) are joint actors.

Item 3 - Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

Orion acquired 7,500,000 Common Shares. Provided that closing of the Financing Transactions occurs on or prior to December 14, 2021, the Transfer Fee may be satisfied by the issuance of an additional 839,799 Common Shares. In the event that the Financing Transactions are not completed by December 14, 2021, Orion will receive warrants to purchase 2,750,000 Common Shares. Immediately prior to the Transaction, Orion Mine Finance Fund II LP, a limited partnership managed by Orion Mine Finance II (“Orion Fund II” and, collectively with the Investor, the “Holders”), owned 15,401,910 Common Shares and warrants to purchase 1,800,000 Common Shares. Immediately following the closing of the Transaction and without giving effect to the Additional Common Shares or the New Warrants, Orion increased its securityholding percentage in the Common Shares by approximately 1.73% to above 10%, calculated on a partially-diluted basis (assuming the exercise in full of its warrants).

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

Orion, together with the Investor, acquired ownership and control of the Purchased Shares. Provided that closing of the Financing Transactions occurs on or prior to December 14, 2021, Orion may acquire ownership and control of the Additional Common Shares. In the event that the Financing Transactions are not completed by December 14, 2021, Orion will acquire ownership and control of the New Warrants.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the Transaction, Orion Fund II owned 15,401,910 Common Shares and warrants to purchase 1,800,000 Common Shares, representing approximately 8.93% of the Issuer’s issued and outstanding Common Shares on a partially diluted basis (based on there being 190,831,146 Common Shares issued and outstanding and assuming exercise in full of its warrants). Immediately following the closing of the Transaction and without giving effect to the Additional Common Shares or the New Warrants, the Holders owned 22,901,910 Common Shares and continued to own warrants to purchase 1,800,000 Common Shares, representing approximately 10.66% of the Issuer’s issued and outstanding Common Shares on a partially diluted basis (based on there being 229,872,661 Common Shares issued and outstanding immediately following the Transaction and assuming exercise in full of the warrants owned by Orion). In the event the Additional Common Shares are issued (in which case the New Warrants will not be issued), the Holders would own 23,741,709 Common Shares and continue to own warrants to purchase 1,800,000 Common Shares, representing approximately 10.99% of the Issuer’s issued and outstanding Common Shares on a partially diluted basis (based on there being 229,872,661 Common Shares issued and outstanding immediately following the Transaction and assuming exercise in full of the warrants owned by Orion). In the event the New Warrants are issued (in which case the Additional Common Shares will not be issued), the Holders would own 22,901,910 Common Shares and warrants to purchase 4,550,000 Common Shares, representing approximately 11.71% of the issued and outstanding Common Shares on a partially diluted basis (based on there being 229,872,661 Common Shares issued and outstanding immediately following the Transaction and assuming exercise in full of the warrants owned by Orion, including the New Warrants).

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See paragraph 3.4 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 - Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The gross purchase price per Purchased Share was C$2.62 and C$19,650,000 in total. The Additional Common Shares, if issued, would be issued at the price of C$2.62 per Common Share, which is equal to C$2,200,273.38 in the aggregate.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See paragraph 4.1 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 - Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

Orion acquired the Common Shares, and will acquire any Additional Common Shares or New Warrants, for investment purposes. Other than in connection with the Financing Transactions, Orion has no current plan or intentions which relate to, or would result in, acquiring additional securities of the Issuer, disposing of securities of the Issuer, or any of the other actions enumerated above. Depending on market conditions, Orion’s view of the Issuer’s prospects and other factors Orion considers relevant, Orion may acquire additional securities of the Issuer from time to time in the future, in the open market or pursuant to privately negotiated transactions, or may sell all or a portion of its securities of the Issuer.

Item 6 - Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Pursuant to the terms of the Subscription Agreement, for so long as Orion holds not less than 5% (calculated on a non-diluted basis) of the then issued and outstanding Common Shares, Orion has participation rights in any future equity or equity-linked offerings by the Issuer.

Item 7 - Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 - Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 - Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

October 18, 2021

Date

“Rick Gashler”

Signature

Rick Gashler, Chief Compliance Officer

Name/Title